

May 13, 2009

Philip M. Wall
Chief Financial Officer
First Data Corporation
6200 South Quebec Street
Greenwood Village, CO 80111

     Re: **First Data Corporation**
                Form 10-K for the Fiscal Year Ended December 31, 2008
                File No. 001-11073

Dear Mr. Wall:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Exhibit 10.1

1.   We note that the schedules and exhibits have been omitted from your credit agreement filed as Exhibit 10.1 to the Form 10-K. Please amend the Form 10-K to file your credit agreement in its entirety.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revision in future filings, provide a draft of your proposed disclosure and provide any requested information. We may have additional comments after reviewing your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Michael Seaman at (202) 551-3366 or me at (202) 551-3698 with any questions.

Sincerely,

Mark Webb
Legal Branch Chief